                                       ANNUAL

                                       REPORT
                                           '98

                                       FANTOM -Registered Trademark-

REPORT
  TO SHAREHOLDERS
  ALLAN D. MILLMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

          For the fourth straight year, the Company produced a record performance. In all respects, it was an excellent year.

ANOTHER BANNER YEAR!

     Net income rose 40% over last year to $10.3 million.

     Earnings per share grew to $1.18 (based on 8,777,290 shares outstanding) from last year's $0.88 (based on 8,363,599 shares outstanding).

     Sales climbed 18% to $177.6 million.

     These results place the Company on a solid financial platform from which to initiate the next phase of the Company's growth, and as you will read in this report, our future is bright.

   SALES            NET INCOME              EARNINGS PER SHARE
(in millions)      (in millions)              (in millions)
  [CHART]             [CHART]                    [CHART]


FINANCIAL INFORMATION IN THIS REPORT IS EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE NOTED.

LIGHTNING-Registered Trademark-

Canister - An Instant Success!

     Launched in late November, our new LIGHTNING-Registered Trademark- vacuum attacked the high-priced segment of the retail canister category and, among many leading retailers, instantly dominated it.

     This new product, our third in the line of FANTOM-Registered Trademark-vacuums and our first canister, delivers many benefits that consumers love: It's powerful, lightweight and offers the unique STAIRHUGGER-TM- feature, which allows the machine to sit firmly on steps while the user vacuums stairs. As with our two uprights, the THUNDER-Registered Trademark- and FURY-Registered Trademark- vacuums, it features the FANTOM-Registered Trademark- line's patented dual-cyclonic vacuuming action, which eliminates the use of filter bags and provides constant peak cleaning power, versus the declining cleaning power often experienced with conventional vacuums using filter bags. As well, it comes with the highly regarded FANTOM-Registered Trademark- HEPA air-filtration system.

     Because of the success of our two uprights, we quickly captured broad distribution for the LIGHTNING-Registered Trademark- canister among large mass merchants, catalog and catalog-showroom retailers, warehouse clubs, department stores, home-shopping television networks, and hundreds of independent vacuum retailers throughout the United States and Canada. We supported the launch with an aggressive direct-response TV advertising campaign, which started in the first quarter of 1998, first with a 30-minute infomercial, then followed by two short-form spots, 60 and 120 seconds in length. Of interest, our long-form ad recently won the Gold Camera Award for first place in the category Television
Advertising: Infomercial, at the U.S. International Film and Video Festival.

     Recent U.S. research data, from an independent third-party store-auditing firm, indicates that the LIGHTNING-Registered Trademark- vacuum has caught the imagination of the public. Not only has it captured a major share of the market, but it has expanded the canister segment, as well.

     Given its excellent early results, we are optimistic about the future of the FANTOM-Registered Trademark- LIGHTNING-Registered Trademark- vacuum.

CYCLONE XT-TM-
A New Upright Takes Form

                    Work on a new premium upright, the CYCLONE XT-TM- vacuum, continued throughout the year. This will be the fourth in our expanding line of FANTOM-Registered Trademark- products, which we plan to launch early in 1999.

     Befitting its name, this sleek machine looks and is powerful, with many new features: It operates with two motors, one to rotate the brush, the other to create airflow, thereby improving the vacuum's cleaning performance through specialization of tasks. Importantly, the brush motor automatically shuts off when an object jams the brush, thus saving the belt from breaking; it also shuts off when the vacuum is in the upright position, thus saving wear and tear on the carpet as the user cleans with the wand. It has improved airflow, a more ergonomically-positioned carrying handle, a re-designed collection bin, and a new tool compartment at the top of the vacuum. Net result: superior vacuuming performance.

     We will distribute the CYCLONE XT-TM- vacuum through the same channels as our other FANTOM-Registered Trademark- products and support it with a major DRTV advertising campaign, using a 30-minute infomercial and short-form spots.

     With the CYCLONE XT-TM- vacuum, consumers will be able to choose from a range of three FANTOM-Registered Trademark- uprights, with different features and at different price points.

OUR NEW U.S.

     MANUFACTURING CENTER

     In May 1998, the Company officially opened its new manufacturing center in West Columbia, South Carolina, and production of the FANTOM-Registered Trademark- FURY-Registered Trademark- vacuum began on site June 1st. This leased building adds 35,000 sq. ft. of space to support the growth of the Company's existing products, as well as those coming out of our aggressive new-product development program. We now have a total of 114,000 sq. ft. of manufacturing space when we combine our new facility with our main plant in Welland, Ontario.

     Importantly, this new facility gives the Company a physical presence in the United States, where the majority of our sales occur.

ONGOING IMPROVEMENTS

     TO OUR BUSINESS:


     All departments made several changes in their operations during the year, the sum total of which has led to enhanced manufacturing procedures, greater quality assurance, better looking and better made products, updated information systems and lower costs. Below are highlights of some of these activities:

     ISO 9001

     The Company earned its ISO 9001 registration last November, from the Quality Management Institute, after a stringent quality audit of all departments in the Welland plant. The International Standards Organization (ISO) is a worldwide federation, responsible for developing internationally recognized standards for the manufacture of products and the delivery of services. ISO 9001 is the most comprehensive of the ISO 9000 standards, because it includes the design of products, like our new CYCLONE XT-TM- upright, as well as their production.

     NEW QUALITY-ASSURANCE EQUIPMENT

     Recently, we installed new quality-assurance equipment on one line in the Welland plant. This highly sophisticated data-collection system attaches production and performance information to individual machines during production, thereby giving us better control of the manufacturing process. It utilizes scanners, bar codes, and data-entry modules, and not only establishes a data file for each vacuum, but also verifies that the product meets all quality standards. If the vacuum fails the final test, for instance, the system will refuse it at the end of the line and will send it back for repair, also noting and filing the repair data on the product.

     Eventually, we intend to use this equipment to track information on key-component parts in each product. This could help us, for example, to trace a problem in the field back to the specific time the relevant component parts were manufactured at suppliers, and to the quality data associated with that production.

     With this system, we are raising the quality of our manufacturing output, by improving our ability to analyze and solve problems quickly and easily.

     In time, we will add this equipment to the other lines in Welland and our new West Columbia manufacturing center.

NEW GRAPHICS FOR
     FURY-REGISTERED TRADEMARK- AND THUNDER-REGISTERED TRADEMARK- VACUUMS

     We improved many graphic elements on both the FURY-Registered Trademark- and THUNDER-Registered Trademark- vacuums: We lightened the tint on the collection bins and changed the color of the cones and shrouds on both machines to a co-ordinating metallic tone. These subtle changes force the viewer's eyes to focus right on the dual-cyclonic technology of each machine, the heart of the vacuum. Also, we updated the packaging graphics. The net visual effect of these improvements is a space-age feel that suits these advanced products.

     At the same time, we upgraded the FURY-Registered Trademark- vacuum from 10 amps to 12 amps.

     The new improved FURY-Registered Trademark- vacuum hit the marketplace in June, 1998 and the THUNDER-Registered Trademark- vacuum in August. Both products have new 60-second DRTV spots to support their introduction.

               IMPROVED PRODUCT-DESIGN
                    CAPABILITIES

     Again this year, we increased the number of computer-assisted-design (CAD) stations in the engineering department. CAD has become a prerequisite to the Company for designing new products and, importantly, reducing the time lines from conception through to product launch. Our ever-growing CAD center is now fully functional as an Intranet, web-browsing site. This advancement allows employees to have access to engineering information, such as engineering notices, material-specification changes, and CAD data. It has reduced the flow of paperwork, by putting CAD development into real time, and giving everyone, who needs to see them, the chance to inspect drawings as they are developed, something not possible before.

     Soon, we plan to expand this system to include our suppliers, using the Internet, so that they too can access vital information in real time, thus speeding up the development process and reducing costs.

     NEW HARDWARE AND SOFTWARE

     In order to expand the information-technology (IT) functions, which the Company will need to meet its future growth demands and to improve performance to end-users, the IT department strengthened its systems, by upgrading both its hardware and software. We installed two new Compaq 7000 Servers, after acting as one of Compaq's five North American beta sites for this equipment. This new hardware was required to meet the needs of the most recent SAP software release and the increase in demand among new users within the Company. We also upgraded Windows NT and Oracle software to their latest versions. And IT extended the SAP enterprise-information-technology system to include our new West Columbia facility, which now operates in real time with the rest of the Company. With these enhancements, our IT department is now one of the most advanced IT centers anywhere, for a company our size.

     MAJOR COST REDUCTIONS IN MATERIALS

     The Company continued to focus on generating cost savings throughout the year and initiated programs which should yield annual reductions of several million dollars.

     To start with, we were successful in negotiating a single bulk price for our ABS resin, plastic being a major raw material in our vacuums. This meant working closely with our primary resin supplier and our parts-molding suppliers, so that significant price reductions were generated from increasing economies of scale.

     Our two motor suppliers found new materials and processes to reduce their costs, while still maintaining the performance efficiency of the motors. Similarly, by using a new material, our supplier of collection bins reduced their cost and improved their appearance as well.

     We found two new suppliers of HEPA filters who found ways to reduce the cost of this important part.

     We have reduced our costs in labor assembly and inventorying of component parts, by having our plastics suppliers assemble various parts into sub-assemblies which they then inventory until needed by us.

     And, through an important redesign of the circuit board in our LIGHTNING-Registered Trademark- vacuum, we expect to reduce substantially the cost of it, while improving its performance characteristics. We will incorporate this circuit board in our new CYCLONE XT-TM- vacuum, as well.

TECHNOLOGY FOR THE NEXT MILLENNIUM

                         In last year's report, we discussed the desire to
expand our range of products and technologies, and challenged ourselves to begin a thorough search for new opportunities.

                         In August 1998, we signed a series of agreements with
Omachron Technologies, Inc., a Delaware company, covering the acquisition and development of a number of technologies for various household appliances, and other consumer and commercial products.

     The principal scientists of Omachron have been working together for almost two decades on a wide range of civilian and non-civilian projects, including water and waste-water treatment for military, space, and civilian applications; electrohydrodynamic (EHD), magnetohydrodynamic (MHD) and pulse-power systems; gas-dynamic lasers; plasma neutralization of toxic chemicals; particle separators; new titanium and super-nickel alloys; and turbine engines. Omachron's scientists have worked on new products and processes with numerous companies, including Allegheny Teledyne Incorporated and General Electric Company. Increasingly, they have been seeking to exploit their broad base of technologies in civilian commercial projects.

     We are combining our Company's expertise in product design, manufacturing, and marketing with Omachron's broad scientific knowledge to develop exciting new products with ground-breaking technology. From this association, we expect to have at least two new household product lines launched within a 24-month time frame.

     Your Company is on the threshold of a larger horizon, one that we embrace with vigor and enthusiasm. Within the foreseeable future, we expect to move from being a company with one technology, albeit a highly successful and advanced one in floor care, to a multi-faceted corporation with several products and technologies, competing in markets around the world.

     Fiscal 1998 has been a great year for our Company. It came about because of our loyal customers, talented employees, enthusiastic suppliers and supportive shareholders. To all of you, thank you.

     We look forward to an exciting 1999.

     On behalf of the Board,



     /s/ Kenneth Kelman                 /s/ Allan D. Millman

     KENNETH KELMAN                     ALLAN D. MILLMAN
     CHAIRMAN OF THE BOARD              PRESIDENT AND CHIEF EXECUTIVE OFFICER

MANAGEMENT'S DISCUSSION AND ANALYSIS



     THIS DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED IN THE 1998 ANNUAL REPORT TO SHAREHOLDERS.

RESULTS OF OPERATIONS

     SALES

     The Company's revenue in fiscal 1998 increased 18% from the previous year to $177.6 million. Shipments to the United States accounted for 93% of total revenue compared to 97% for fiscal 1997. Unit shipments of vacuums increased 19%, and average revenue per vacuum declined marginally (0.4%) reflecting the net effect of changes in mix, translation gains resulting from a weaker Canadian dollar relative to the U.S. dollar, and price reductions on some models. Sales of FANTOM-Registered Trademark- vacuums, including related accessories, accounted for 99% of total revenue compared to 98% for the previous year.

     The distribution of revenue between the United States and Canada, and between retailers (including distributors) and direct-response programs, was as follows:


     REVENUE
          (MILLIONS OF DOLLARS)
                                              UNITED STATES                         CANADA                         TOTAL
                                              1998     1997               1998        1997             1998         1997
          Retail                             149.8    123.6              11.3          3.6            161.1        127.2
          Direct Response                     15.6     22.3               0.9          0.7             16.4         23.0
     ----------------------------------------------------------------------------------------------------------------------
                                             165.4     145.9             12.2          4.3            177.6        150.2



     Shipments of FANTOM-Registered Trademark- vacuums to retailers in fiscal 1998 increased 27% from the previous year, due mainly to the successful launch of the FANTOM-Registered Trademark- LIGHTNING-Registered Trademark- canister vacuum in late November 1997, and the addition of new retailers for the Company's line of products in both the United States and Canada. Aggregate sales of all products to the Company's five largest customers were $107.4 million in fiscal 1998 compared with $91.1 million in fiscal 1997.

     Sales through the Company's direct-response programs declined 29%. This was due in part to increased exposure of FANTOM-Registered Trademark- vacuums in retail outlets and in retail advertising, thereby providing end-users with more of an opportunity to buy FANTOM-Registered Trademark- vacuums at their local store, and to a shift in media spending from the long-form 30-minute format to short-form (principally 60-second) spots, which the Company believes tend to act more like general advertising. This shift was prompted by escalating costs for high-profile, long-form avails in attractive time slots, and a desire to expand audience reach beyond that practically available through long-form media. Total media spending was $14.8 million in fiscal 1998 compared to $11.3 million in the previous year; essentially all of the spending was for television time.

     COST OF GOODS SOLD

     Cost of goods sold, as a percentage of sales, was 64.0% in fiscal 1998 compared with 64.1% in fiscal 1997. Positive impacts on margin included the year-over-year impact of the Company's cost reduction program (approximately 2.5 percentage points), and the drop in the value of the Canadian dollar relative to the U.S. dollar net of hedging effects (approximately 2.0 percentage points). Offsetting these were the effect of a greater proportion of sales being to retailers rather than directly to end-users through the Company's direct-response advertising programs (approximately 1.0 percentage point), and of lower margins for the FANTOM-Registered Trademark- LIGHTNING-Registered Trademark- canister compared with the Company's line of uprights (approximately
3.0 percentage points).

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses increased 13.5% in fiscal 1998 to $47.7 million. As a percentage of sales they decreased to 26.8% compared with 28.0% in fiscal 1997. Direct-response media spending and expenses associated with mailing out information kits in response to inquiries arising from the advertising increased to $15.6 million from $12.5 million. Co-op advertising spending (which is advertising controlled by the retailer which includes the supplier's product and for which the supplier agrees to pay a portion of the costs) increased to $6.9 million from $5.1 million, to support an increase in the number of promotional events. Costs associated with warranty repairs and refurbishing of returns decreased to $2.9 million in fiscal 1998, from $3.7 million in fiscal 1997, reflecting improved efficiencies in refurbishing processes. The cost of fulfillment of direct-response orders decreased to $0.7 million from $1.5 million.

     NET INCOME

     Net income for fiscal 1998 was $10.3 million compared with $7.4 million for fiscal 1997. The improvement was due mainly to the increase in sales and the reduction of selling, general and administrative expenses as a percentage of sales.

FINANCIAL CONDITION

     During fiscal 1998, cash generation from operations was $9.6 million. Non-cash operating working capital increased by $3.6 million, due mainly to increases in trade accounts and other receivables ($9.1 million), inventory ($3.4 million), and prepaids ($1.3 million), net of increases in accounts payable ($9.1 million) and other payables and accruals ($2.0 million). The increase in accounts receivable and payables were due mainly to sales in June 1998 being 44% higher than the year-earlier period. Items not requiring cash included depreciation of $1.5 million and a deferred tax provision of $1.1 million.

     Cash in the amount of $0.3 million was provided through the exercise of stock options. During fiscal 1998, investments in capital expenditures were $9.3 million, and were mainly for tooling and assembly equipment for the Company's new FANTOM-Registered Trademark- LIGHTNING-Registered Trademark- canister and the forthcoming FANTOM-Registered Trademark- CYCLONE XT-TM- upright (combined total: $6.5 million); to modernize assembly operations at the Company's Welland, Ontario plant ($0.7 million); for software and hardware to support advances in information technology ($0.6 million); and to establish the Company's new operating facility in West Columbia, South Carolina ($1.0 million). Investments in deferred charges were $1.2 million and were for the new FANTOM-Registered Trademark- vacuums and for developmental activities relating to new technologies.

     The Company's net cash position as at June 30, 1998 was $4.6 million compared with $4.7 million at June 30, 1997.

Key ratios compared to the previous year were as follows:

          AS OF JUNE 30                                          1998      1997

          Current Assets to Current Liabilities                  1.73      1.95
          Total Liabilities to Tangible Net Worth                0.85      0.77


     The decline in the current ratio and the increase in the ratio of liabilities to tangible net worth were due to the increase in inventories and payables at year end.

     Effective June 11, 1998 the Company modified its credit arrangement with a Canadian chartered bank so that it now allows the Company to borrow up to $15.0 million for general operating requirements, $4.0 million for capital expenditures, and a further $10.0 million as a 366 day revolving component. Interest on the operating line and the 366 day revolving component are at the prime rate of the Canadian chartered bank; interest on the capital line is prime plus 1/2%. The availability on the operating loan and the revolving component are subject to a formula based upon receivable and inventory levels. All loans are secured by a general assignment of book debts, a general security agreement and a mortgage over the Company's assets. The facility was unused as at June 30, 1998.

     YEAR 2000 ISSUE

     The year 2000 issue presents a risk for the Company, as it does for many companies, in that unforeseen malfunctions could occur in its internal systems or in its transactions with third parties. The Company's SAP enterprise-information-technology system is designed to be year 2000 compliant, and the Company is taking reasonable measures to ensure that all of its internal systems, as well as those of its significant business partners, are compliant. However, these precautions do not ensure that an unanticipated problem will not occur in the year 2000, which could have an adverse material impact on the operations of the Company.

OUTLOOK

     The Company believes that its FANTOM-Registered Trademark- vacuum line is continuing to grow in the United States and Canada as a result of the Company's advertising campaigns, the introduction of new models, broadened exposure among retailers and apparent word-of-mouth endorsements by satisfied customers.

     The Company intends to increase its sales of dual-cyclonic
     FANTOM-Registered Trademark- vacuums in the United States and Canada by:

     (a) Introducing the new FANTOM-Registered Trademark- CYCLONE XT-TM-upright in early 1999;

     (b) Continuing to employ direct-response television as the prime means of building broad-scale consumer awareness and demand for FANTOM-Registered Trademark- products at the retail level; and

     (c) Continuing to focus on expanding distribution and promotional activity for its existing models with retailers.

     The Company has various agreements with the licensor of its dual-cyclonic technology which provide it with the exclusive right (except for a special purpose license to a direct marketing company) to sell upright vacuum cleaning devices utilizing the dual-cyclonic technology in the United States and Canada, the exclusive right to sell canister and backpack products utilizing the technology in the United States and Canada, and the non-exclusive right to sell upright dry-powder carpet shampooers utilizing the technology in the United States and Canada.

     Due to the uncertainties associated with a new product launch, it is not possible to forecast sales of the FANTOM-Registered Trademark- CYCLONE XT-TM-vacuum, or its effect on net income, with any reasonable degree of accuracy. Up-front spending for design and development, tooling, assembly equipment and the production of a new 30-minute TV infomercial and short-form TV spots is expected to amount to approximately $6.2 million. Of this amount, $1.6 million was incurred in fiscal 1998.

     The Company has been pursuing a program to acquire and develop new technologies. Most recently, the Company entered into a series of agreements with Omachron Technologies, Inc., a Delaware corporation, covering the acquisition and development of a number of technologies for various household appliances and other consumer and commercial products. The Company intends to spend significant amounts on research and development over at least the next three years, with expenditures expected to be not less than $2.0 million per year. In addition, depending on the speed with which new products are developed, it could spend as much as $15 million in any given year for tooling, manufacturing equipment, and pre-launch marketing expenditures. The Company is targeting to launch at least two new product lines within a 24-month time frame.

     Pursuant to agreements entered into during the last year, the Company will have rights to certain proprietary technology on a worldwide basis and will be evaluating opportunities for marketing products internationally. The Company believes the technologies it is developing and acquiring are significant and that this could lead to substantial business growth. Due to the uncertainties associated with the development of the various technologies and the marketing of products that would incorporate them, the Company is unable to estimate with any reasonable degree of accuracy the impact on results of operations. Spending on the new technologies was $0.9 million in fiscal 1998.

     Given the Company's extensive sales activities in the United States and manufacturing operations in Canada, the Company's financial results are sensitive to changes in the exchange rate between the Canadian and U.S. dollar. To help offset the effect of adverse currency fluctuations, the Company maintains a hedging program consisting mainly of the purchase of forward contracts to sell U.S. dollars. As of June 30, 1998 the Company held future contracts to sell $63.0 million U.S. expiring at various dates through fiscal 1999 at an average price of $1.41 Cdn; and $37.0 million U.S. expiring at various dates through fiscal 2000 at an average price of $1.43 Cdn. A protracted rise in the relative value of the Canadian dollar would have a negative effect on net income for the Company. Based on the Company's fiscal 1998 results, a rise in value of the Canadian dollar of 1 cent, without the protection of hedging, would adversely affect net income by approximately $0.7 million.

     The electric floor-care industry is highly competitive and includes the following major competitors: Bissell Inc.; Eureka Co.; Hoover Company; Matsushita Electric Works, Ltd.; and Royal Appliance Mfg. Co. Some of these competitors have recently introduced new products which compete with the Company's FANTOM-Registered Trademark- vacuums; in some instances the competitive new products utilize a form of cyclonic action. These competitors, or others, are expected to introduce further new products which compete with those of the Company's. The Company is uncertain what effect these products will have on its sales or net income.

     The Company believes it is positioned to realize further cost savings as a result of programs initiated during fiscal 1998 and programs anticipated to be initiated in fiscal 1999. New savings are expected to result from further price reductions from suppliers, design modifications to components, further improvements in refurbishing processes, and efficiencies gained from higher manufacturing volumes

MANAGEMENT'S RESPONSIBILITY FOR
     FINANCIAL REPORTING

     The accompanying financial statements of Fantom Technologies Inc. have been prepared by the management of the Company who are responsible for their integrity and objectivity. To fulfill this responsibility, the Company maintains appropriate systems of internal control, policies and procedures to ensure that its reporting practices and accounting and administration procedures are of high quality. The financial information presented throughout this Annual Report is consistent with the information contained in the financial statements.

     The Company's Audit Committee is appointed by the Board of Directors annually. This Committee meets annually with management, as well as the independent auditors, to satisfy itself that management and the independent auditors are each properly discharging their responsibilities, and to review the financial statements and the independent auditors' report. The Audit Committee reports to the Board of Directors prior to the Board approving the financial statements for issuance to the shareholders.

     The financial statements have been examined by KPMG, the independent auditors, on behalf of the shareholders. Their report outlines the nature of their examination and expresses their opinion on the financial statements of the Company.


     /s/ Allan D. Millman

     ALLAN D. MILLMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
     AUGUST 10, 1998

AUDITOR'S REPORT TO THE SHAREHOLDERS

     We have audited the consolidated balance sheets of Fantom Technologies Inc. as at June 30, 1998 and 1997 and the consolidated statements of income and retained earnings and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 1998 and 1997 and the results of its operations and the changes in its financial position for the years then ended in accordance with generally accepted accounting principles.

     KPMG, CHARTERED ACCOUNTANTS
     HAMILTON, CANADA
     AUGUST 10, 1998

CONSOLIDATED STATEMENTS OF INCOME AND
     RETAINED EARNINGS


FANTOM TECHNOLOGIES INC.                  YEARS ENDED JUNE 30, 1998 AND 1997

                                                       1998             1997
Sales                                         $ 177,585,454    $ 150,213,517

Cost of goods sold                              113,661,329       96,246,860
-------------------------------------------------------------------------------
                                                 63,924,125       53,966,657
Expenses:
     Selling, general and administrative         47,675,507       41,999,459
     Finance charges                                 48,527          464,595
-------------------------------------------------------------------------------
                                                 47,724,034       42,464,054
-------------------------------------------------------------------------------
Income before income taxes                       16,200,091       11,502,603

Income taxes (note 9):
     Current                                      4,799,531        2,675,200
     Deferred                                     1,083,033        1,466,800
-------------------------------------------------------------------------------
                                                  5,882,564        4,142,000
-------------------------------------------------------------------------------
Net income                                       10,317,527        7,360,603

Retained earnings at beginning of year            7,698,105          337,502

-------------------------------------------------------------------------------
Retained earnings at end of year              $  18,015,632    $   7,698,105
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

     Net income per share (note 11):
     Basic                                    $        1.18    $        0.88
     Fully diluted                            $        1.11    $        0.86
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS


     FANTOM TECHNOLOGIES INC.                                                        AT JUNE 30, 1998 AND 1997

                                                                                 1998                     1997
     ASSETS
     Current assets:
         Cash and short term deposits                                   $   4,609,798            $   4,698,156
         Trade accounts receivable                                         35,521,922               24,110,635
         Other receivables                                                  1,249,889                3,543,762
         Inventories (note 2)                                              18,365,622               14,930,359
         Prepaid expenses                                                   2,108,827                  802,093
   --------------------------------------------------------------------------------------------------------------
                                                                           61,856,058               48,085,005
     Deferred development costs, net of amortization                          854,237                        -
     Property, plant and equipment, net (note 3)                           20,495,862               12,675,185
   --------------------------------------------------------------------------------------------------------------
                                                                        $  83,206,157            $  60,760,190
   --------------------------------------------------------------------------------------------------------------
   --------------------------------------------------------------------------------------------------------------

     LIABILITIES AND SHAREHOLDERS' EQUITY
     Current liabilities:
         Trade accounts payable                                            25,517,364               16,384,518
         Other payables and accruals                                        7,739,732                5,730,879
         Income taxes payable                                               2,187,133                2,300,306
         Current portion of capital lease obligations (note 5)                224,375                  259,319
   --------------------------------------------------------------------------------------------------------------
                                                                           35,668,604               24,675,022
     Capital lease obligations, less current portions (note 5)                 15,098                  238,273

     Deferred income taxes                                                  2,509,233                1,426,200
   --------------------------------------------------------------------------------------------------------------

     Shareholders' equity:
         Share capital (note 6)                                            26,997,590               20,013,790
         Special warrants (note 7)                                                  -                6,708,800
         Retained earnings                                                 18,015,632                7,698,105
   --------------------------------------------------------------------------------------------------------------
                                                                           45,013,222               34,420,695
   --------------------------------------------------------------------------------------------------------------
                                                                        $  83,206,157            $  60,760,190
   --------------------------------------------------------------------------------------------------------------
   --------------------------------------------------------------------------------------------------------------

         SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                                                   /s/ Kenneth Kelman     /s/ Allan D. Millman

         ON BEHALF OF THE BOARD:                                             DIRECTOR                 DIRECTOR


CONSOLIDATED STATEMENTS OF CHANGES IN
     FINANCIAL POSITION


     FANTOM TECHNOLOGIES INC.                                                         YEARS ENDED JUNE 30, 1998 AND 1997

                                                                                           1998                     1997
     CASH PROVIDED BY (USED FOR):
     Operations:
         Net income                                                               $  10,317,527             $  7,360,603
         Items not requiring cash:
            Depreciation                                                              1,484,330                  979,003
            Loss (gain) on sale of property, plant and equipment                              -                   52,153
            Deferred tax provision                                                    1,083,033                1,466,800
            Amortization of deferred development costs                                  299,573                        -
         Change in non-cash operating working capital (note 12)                      (3,562,587)              (4,458,564)
     ----------------------------------------------------------------------------------------------------------------------
                                                                                      9,621,876                5,399,995
     Financing:
         Proceeds from capital leases                                                         -                  160,334
         Payments on capital leases                                                    (258,119)                (260,488)
         Issuance of common shares and special warrants                                 275,000                7,100,620
         Deferred tax benefit related to issuance of special warrants                         -                 (163,800)
     ----------------------------------------------------------------------------------------------------------------------
                                                                                         16,881                6,836,666
     Investments:
         Additions to property, plant and equipment                                  (9,305,007)              (5,910,165)
         Change in non-cash working capital relating to investments (note 12)           731,702                        -
         Additions to deferred development costs                                     (1,153,810)                       -
         Proceeds on disposal of property, plant and equipment                                -                   11,750
     ----------------------------------------------------------------------------------------------------------------------
                                                                                     (9,727,115)              (5,898,415)
     ----------------------------------------------------------------------------------------------------------------------

         Increase (decrease) in cash position                                           (88,358)               6,338,246
         Cash position at beginning of year                                           4,698,156               (1,640,090)
     ----------------------------------------------------------------------------------------------------------------------
         Cash position at end of year                                             $   4,609,798             $  4,698,156
     ----------------------------------------------------------------------------------------------------------------------
     ----------------------------------------------------------------------------------------------------------------------

         Cash position is defined as cash and short term deposits less loan payable.



     SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FANTOM TECHNOLOGIES INC.           YEARS ENDED JUNE 30, 1998 AND 1997

          The Company is incorporated under the Business Corporations Act (Ontario). The principal business activities are the design, manufacture and sale of vacuum cleaning devices. On May 1, 1997, Iona Appliances Inc. legally changed its name to Fantom Technologies Inc.

1.   SIGNIFICANT ACCOUNTING POLICIES:

          These financial statements have been prepared on the basis of accounting principles generally accepted in Canada. The most significant of the policies followed by the Company are as follows:

     (a)  BASIS OF CONSOLIDATION:

          The consolidated financial statements include the accounts of the Company's 100% owned subsidiaries:
          Fantom Technologies Direct, Inc.; Fantom Technologies USA Holdings, Inc.; Fantom Technologies USA, Inc.; and Fantom Technologies Intellectual Property, Inc.

     (b)  INVENTORIES:

          Inventories are stated at the lower of cost (first-in, first-out method) and net realizable value.

     (c)  PROPERTY, PLANT AND EQUIPMENT:

          Property, plant and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful asset lives at the following rates:

               ASSET                                              RATE
               Building                                           2.5%
               Machinery and equipment                           10.0%
               Tools and dies                             10.0% to 25%
               Furniture and fixtures                            10.0%
               Computer equipment                                20.0%

     (d)  AMORTIZATION OF EQUIPMENT UNDER CAPITAL LEASE:

          Amortization of equipment under capital lease is included in depreciation expense. Such amortization is computed by the straight-line method using rates of 10% to 20% per year.

     (e)  RESEARCH AND DEVELOPMENT:

          Expenditures for research are expensed as incurred. Expenditures for development of new products to be sold are capitalized when management determines that the product is technically and commercially feasible, otherwise they are expensed as incurred. Deferred development expenses are stated at cost and are amortized over a period of 2 to 5 years.

     (f)  PENSION COSTS:

          The assets of the defined benefit pension plans are recorded at market values. The pension expense for the year includes adjustments for plan amendments and experience gains and losses which are being amortized on a straight-line basis over the expected average remaining service life of each plan's participants.

     (g)  SEGMENTED INFORMATION:

          The Company operates in one industry segment, being the design, manufacture and sale of vacuum cleaning devices. Sales made to customers located in the United States amounted to $165,391,000 (1997:
          $145,857,000).

          Sales to two customers for the year ended June 30, 1998 amounted to approximately 35% (1997: 37%) of total Company sales.

          At June 30, 1998 receivables outstanding from these sales were $9,977,000 (June 30, 1997: $7,179,000).

     (h)  FOREIGN CURRENCY TRANSLATION:

          The translation of foreign currency denominated balance sheet accounts is performed using current exchange rates in effect at the balance sheet date and for sales and expense accounts using average exchange rates during the period. Foreign exchange losses for the year ended June 30, 1998 of $194,000 (1997: $553,000) resulting from translation are included in the results of operations for the year.

     (i)  REVENUE RECOGNITION:

          Sales and related costs are recorded by the Company upon shipment of products.

     (j)  WARRANTIES:

          The Company records a warranty accrual for estimated claims. The warranty on the Fantom products is for two years. It is the Company's practice to classify the entire warranty accrual as a current liability.

     (k)  USE OF ESTIMATES:

          Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     (l)  DERIVATIVE FINANCIAL INSTRUMENTS:

          The Company uses derivative financial instruments to reduce the risks related to exchange rate fluctuations on certain transactions. Accordingly, the Company defers any unrealized gains and losses on these instruments until such time that the underlying transactions are realized.

2.   INVENTORIES:

               INVENTORIES ARE SUMMARIZED AS FOLLOWS:

                                                   1998                1997
               Raw materials              $   5,450,094       $   4,458,126
               Finished goods                12,915,528          10,472,233
          --------------------------------------------------------------------
                                          $  18,365,622       $  14,930,359
          --------------------------------------------------------------------
          --------------------------------------------------------------------

3.   PROPERTY, PLANT AND EQUIPMENT:

                                                                                                1998                1997
                                                                     ACCUMULATED            NET BOOK            NET BOOK
                                                        COST        DEPRECIATION               VALUE               VALUE
          Land                                 $      81,204         $         -       $      81,204       $      81,204
          Building                                 1,280,256             204,099           1,076,157             811,886
          Machinery and equipment                  4,494,949             745,343           3,749,606           2,823,866
          Tools and dies                          12,860,274           3,215,726           9,644,548           3,914,597
          Furniture and fixtures                     993,539             273,463             720,076             433,193
          Computer equipment                       2,085,059             268,985           1,816,074           1,436,963
          Equipment under capital lease              776,815             287,285             489,530             633,170
          Construction in progress                 2,918,667                  -            2,918,667           2,540,306
       --------------------------------------------------------------------------------------------------------------------
                                               $  25,490,763        $  4,994,901       $  20,495,862       $  12,675,185
       --------------------------------------------------------------------------------------------------------------------
       --------------------------------------------------------------------------------------------------------------------



4.   LOAN FACILITY:

          The Company has a credit facility with a Canadian chartered bank which currently allows the Company to borrow up to a maximum of $15,000,000 for general operating requirements, $4,000,000 for capital expenditures and a further $10,000,000 as a 366 day revolving component. The operating line and revolving component are subject to an availability formula based on trade accounts receivable and inventory. Interest on the operating line and revolving component is calculated at the prime rate of the Canadian chartered bank (6.5% at June 30, 1998) and on the capital component at the prime rate plus 1/2%. The revolving component has an additional 1/8% per annum standby fee on the daily unused portion. Any borrowings under this agreement are secured by a general assignment of book debts, a general security agreement and a mortgage over all the Company's assets.

          Prior to the current agreement becoming effective, the Company had a financing agreement with Commcorp Financial Services Inc. During the term of the agreement a service and administration fee, calculated as a percentage of sales, was also payable. This fee for the year ended June 30, 1997 was $308,000 and was included in selling, general and administrative expenses.

          At June 30, 1998, the unused amount available under the facility was $29,000,000 (1997: $17,000,000).

5.   CAPITAL LEASE OBLIGATIONS:

               FUTURE MINIMUM LEASE PAYMENTS, BY YEAR AND IN AGGREGATE, UNDER CAPITAL LEASES ARE AS FOLLOWS:

                                                                                               1998                1997
               Fiscal year:
                    1998                                                                  $        -         $   289,147
                    1999                                                                     232,749             232,749
                    2000                                                                      15,192              15,192
            ---------------------------------------------------------------------------------------------------------------
               Total minimum lease payments                                                  247,941             537,088
               Amount representing interest (at rates of 4.2% to 10.1%)                        8,468              39,496
            ---------------------------------------------------------------------------------------------------------------
               Present value of net minimum lease payments                                   239,473             497,592
               Less current portions                                                         224,375             259,319
            ---------------------------------------------------------------------------------------------------------------
                                                                                          $   15,098         $   238,273
            ---------------------------------------------------------------------------------------------------------------
            ---------------------------------------------------------------------------------------------------------------

6.   SHARE CAPITAL:

     (a)  CAPITAL STOCK:

          The authorized share capital of the Company consists of an unlimited number of common shares, an unlimited number of class A, preferred shares, issuable in series and an unlimited number of class B, preferred shares, issuable in series.


               THE ISSUED SHARE CAPITAL OF THE COMPANY IS AS FOLLOWS:
                                                                                                1998                1997
               Common shares (note 6(b))                                             $    26,997,590    $     18,111,532
               Series 1, Class A, preferred shares (1997: 1,581,748)                               -           1,902,258
          -----------------------------------------------------------------------------------------------------------------
                                                                                     $    26,997,590    $     20,013,790
          -----------------------------------------------------------------------------------------------------------------
          -----------------------------------------------------------------------------------------------------------------

          During the year, the 1,581,748 series 1, class A preferred shares were converted into 1,598,915 common shares. At June 30, 1998, there were no series 1, class A preferred shares issued and outstanding.

     (b)  CHANGES IN COMMON SHARES:

                                                                                              SHARES              AMOUNT
               Outstanding at June 30, 1996                                                6,663,093    $     17,719,712
               Exercise of compensation warrants                                              33,600             199,820
               Exercise of stock options                                                     115,000             192,000
          -----------------------------------------------------------------------------------------------------------------
               Outstanding at June 30, 1997                                                6,811,693          18,111,532
               Conversion of preference shares to common shares                            1,598,915           1,902,258
               Exercise of special warrants                                                  500,000           6,708,800
               Exercise of stock options                                                      40,000             275,000
          -----------------------------------------------------------------------------------------------------------------
               Outstanding at June 30, 1998                                                8,950,608    $     26,997,590
          -----------------------------------------------------------------------------------------------------------------
          -----------------------------------------------------------------------------------------------------------------

     (c)  STOCK OPTION PLANS:

          The Company has established a Key Employees' Stock Option Plan and an Outside Director Share Option Plan. Options to purchase common shares of the Company under the Plans may be granted by the Board of Directors to certain employees and directors of the Company. In addition, the Board of Directors may grant options to independent consultants.

          The exercise price for the common shares covered by the foregoing option arrangements is determined by the Board of Directors, but must not be less than the fair market value of the common shares at the time of the grant of the option.

          Changes in the Outstanding Stock Options Relating to the Plans.

                                                                                                       OPTION PRICE
                                                                                 NUMBER OF                RANGE PER
                                                                                    SHARES                    SHARE
               Outstanding at June 30, 1996                                        227,500    $ 1.10   to   $  8.50
               Granted                                                             350,000    $ 9.30   to   $ 12.30
               Cancelled                                                            (2,500)                 $  3.90
               Exercised                                                          (115,000)   $ 1.10   to   $  4.80
          ------------------------------------------------------------------------------------------------------------
               Outstanding at June 30, 1997                                        460,000    $ 3.90   to   $ 12.30
               Cancelled                                                           (32,500)                 $ 12.30
               Exercised                                                           (40,000)   $ 3.90   to   $  9.30
          ------------------------------------------------------------------------------------------------------------
               Outstanding at June 30, 1998                                        387,500    $ 3.90   to   $ 12.30
          ------------------------------------------------------------------------------------------------------------
          ------------------------------------------------------------------------------------------------------------


          The outstanding options have an average exercise price of $9.75 and expire at various dates in the period from October 30, 1998 to April 16, 2002.

7.   SPECIAL WARRANTS:

          On June 27, 1997, the Company issued and sold 500,000 special warrants of the Company for gross proceeds of $7,000,000 pursuant to an underwriting agreement between the Company, Sprott Securities Limited and Newcrest Capital Inc. (collectively, the "Underwriters"). The net proceeds of $6,545,000, after deducting the Underwriters' fee of $280,000 and the expenses of the offering of $175,000, were reflected in the financial statements as at June 30, 1997. Corporate income tax recoveries, relating to the issue costs, of $163,800 were also reflected in the financial statements as at June 30, 1997.

          On October 10, 1997, subsequent to receipt of the final prospectus by the securities regulatory authorities, the special warrants were exercised and 500,000 common shares were issued.

8.   PENSION PLANS:

          The Company has established two pension plans which cover substantially all of its employees. One plan is a defined benefit plan and the other has both a defined benefit and a defined contribution component. As at June 30, 1998 the accrued benefit obligation of the defined benefit pension plans was approximately $3,920,000 (June 30, 1997: $3,561,000) and the market value of the related pension fund assets was $4,188,000 (June 30, 1997: $3,862,000).

9.   COMPONENTS OF CONSOLIDATED INCOME TAXES:

                                                                                      1998             1997
               Provision based on statutory combined federal and
                  provincial income tax rates (1998: 44.6%, 1997: 44.6%)     $   7,225,000   $    5,130,000
               Manufacturing and processing profits deduction                   (1,458,000)      (1,035,000)
               Other                                                               115,564           47,000
          ----------------------------------------------------------------------------------------------------
                                                                             $   5,882,564   $    4,142,000
          ----------------------------------------------------------------------------------------------------
          ----------------------------------------------------------------------------------------------------

10.  COMMITMENTS:

     (a) Under various technology transfer agreements, the Company has an obligation to pay royalties based upon sales of products using dual-cyclonic technology. In some instances, the Company must pay a minimum annual royalty in order to preserve the exclusive nature of its rights. Minimum royalty payments for 1999 amount to approximately $1,148,000. The agreements extend until the basic patents expire with bi-annual adjustments in the royalty rate based on the change in the consumer price index. The first of the basic patents does not expire until 2003.

     (b) At June 30, 1998 the Company had committed to spend $4,203,000 for equipment and tooling.

11.  NET INCOME PER SHARE:

          Basic net income per share has been calculated using the weighted monthly average number of common and series 1, class A preferred shares outstanding during the respective years. These were 8,777,290 shares for 1998 and 8,363,599 shares for 1997.

          The 1998 net income for the calculation of fully diluted net income per share has been increased by $95,000 (1997: $73,000) being the after-tax effect of the investment at 4% of the proceeds of the exercise of the stock options and warrants mentioned in note 6, and assuming that the exercise occurred at the later of the beginning of the year and the issue date. The number of shares outstanding for purposes of calculating fully diluted net income per share was 9,340,608 for 1998 and 8,621,003 for 1997.

12. CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION:

               CHANGES IN NON-CASH OPERATING WORKING CAPITAL ARE AS FOLLOWS:

                                                                                                1998                1997
               Trade accounts receivable                                             $   (11,411,287)      $  (6,905,981)
               Other receivables                                                           2,293,873          (1,834,134)
               Inventories                                                                (3,435,263)         (1,055,450)
               Prepaid expenses                                                           (1,306,734)            927,861
               Trade accounts payable                                                      9,132,846           1,906,941
               Other payables and accruals                                                 2,008,853             361,893
               Income taxes payable                                                         (113,173)          2,140,306
            ---------------------------------------------------------------------------------------------------------------
                                                                                     $    (2,830,885)      $  (4,458,564)
            ---------------------------------------------------------------------------------------------------------------
            ---------------------------------------------------------------------------------------------------------------

               Relating to operating activities                                      $    (3,562,587)      $  (4,458,564)
               Relating to investing activities                                              731,702                   -
            ---------------------------------------------------------------------------------------------------------------
                                                                                     $    (2,830,885)      $  (4,458,564)
            ---------------------------------------------------------------------------------------------------------------
            ---------------------------------------------------------------------------------------------------------------

13.  FINANCIAL INSTRUMENTS:

     (a)  Foreign currency rate risk:

          The Company realizes a significant portion of its sales in foreign currencies and enters into various types of foreign exchange contracts in managing its foreign exchange risk. The Company does not hold or issue financial instruments for trading purposes. At June 30, 1998, the Company held forward foreign exchange contracts with an aggregate notional amount of $100,000,000 to sell U.S. dollars at an average rate of 1.4142 Canadian per U.S. dollar expiring at various dates to January, 2000. At June 30, 1998, these contracts had a negative fair-market value of $4,634,000 based on quotations from the Company's bank of which $434,000 is reflected in other payables and accruals and the recognition of the remainder has been deferred to match the recognition of the anticipated sales being hedged.

          During the year, the Company settled certain foreign exchange contracts prior to their maturity dates. As a result, gains of $682,000 have been deferred to match the recognition of the anticipated sales being hedged on the original maturity dates.

     (b)  Credit risk:

          The Company does not have a significant exposure to any individual customer other than the customers previously noted in note 1(g). The Company reviews a new retail customer's credit history before extending credit and conducts regular reviews of its existing retail customers' credit performance. The Company currently obtains credit insurance coverage from the Export Development Corporation on most domestic and export retail sales. Credit extended on sales made directly to individuals is based on credit card authorization. An allowance for doubtful accounts is established based upon factors surrounding the credit risk of specific customers, historical trends and other information. The allowance for doubtful accounts at June 30, 1998 was $702,280 (1997: $583,773).

14.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE:

          The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems-failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

15.  SUBSEQUENT EVENT:

          On August 10, 1998, the Company entered into arrangements with Omachron Technologies, Inc. (Omachron) covering the acquisition and development of a number of technologies for various household appliances and other consumer and commercial products. Also, the Company has agreed to issue to Omachron 50,000 common shares, and a warrant to purchase an additional 20,000 common shares, for an aggregate subscription price of $808,700. The warrant will become exercisable on August 10, 2000 and will be exercisable for three years thereafter at a price of $16.17 per common share. The issuance of the shares and warrant is subject to stock exchange approval.

DIRECTORS AND OFFICERS

   FANTOM TECHNOLOGIES INC.

   DIRECTORS

      Arthur H. Crockett      TORONTO, ONTARIO, CORPORATE DIRECTOR
      Maxwell Goldhar         TORONTO, ONTARIO, VICE CHAIRMAN, OSF INC.
      Kenneth Kelman          TORONTO, ONTARIO, CHAIRMAN OF THE BOARD OF THE
                                COMPANY
      Rikki Meggeson          TORONTO, ONTARIO, VICE PRESIDENT, FIRST CANADA
                                FINANCIAL CORPORATION LIMITED
      Allan D. Millman        TORONTO, ONTARIO, PRESIDENT OF THE COMPANY
      Alan Steinert Jr.       CAMBRIDGE, MASSACHUSETTS, CONSULTANt

   OFFICERS

      Stephen J. Doorey       MISSISSAUGA, ONTARIO, VICE PRESIDENT, CHIEF
                                FINANCIAL OFFICER
      Alan C. Hussey          WELLAND, ONTARIO, VICE PRESIDENT, MANUFACTURING
      Kenneth Kelman          TORONTO, ONTARIO, CHAIRMAN OF THE BOARD
      Allan D. Millman        TORONTO, ONTARIO, PRESIDENT AND CHIEF EXECUTIVE
                                OFFICER
      Walter J. Palmer        TORONTO, ONTARIO, SECRETARY
      Joseph A. Shillington   WELLAND, ONTARIO, VICE PRESIDENT, INFORMATION
                                TECHNOLOGY
      Paul F. Smith           OAKVILLE, ONTARIO, VICE PRESIDENT, SALES
      Norman V. Soler         PORT COLBORNE, ONTARIO, VICE PRESIDENT,
                                ENGINEERING
      Nick E. Varanakis       SANDY, UTAH, VICE PRESIDENT, SALES
      Linda L. Watson         MISSISSAUGA, ONTARIO, VICE PRESIDENT, MARKETING
      Norman H. Wotherspoon   ST. CATHARINES, ONTARIO, TREASURER

   FANTOM TECHNOLOGIES INC.

      HEAD OFFICE AND CANADIAN MANUFACTURING FACILITY: 1110 HANSLER ROAD, P.O. BOX 1004, WELLAND, ONTARIO L3B 5S1 (905) 734-7476

      UNITED STATES MANUFACTURING FACILITY: 102 CORPORATE BLVD., CAROLINA CENTER BUSINESS PARK, WEST COLUMBIA, SOUTH CAROLINA 29169 (803) 739-1151

      TORONTO SALES OFFICE: SUITE 414, 1 EVA ROAD, TORONTO, ONTARIO M9C 4Z5 416-622-9740

      WEBSITE: WWW.FANTOM.COM  E-MAIL: FANTOM@FANTOM.COM

      AUDITORS: KPMG, COMMERCE PLACE, 21 KING STREET WEST, SUITE 700, HAMILTON,
        ONTARIO  L8N 3R1

      BANKER: THE BANK OF NOVA SCOTIA, 177-185 ST. PAUL STREET, ST. CATHARINES,
        ONTARIO  L2R 6T3

      GENERAL COUNSEL: FASKEN CAMPBELL GODFREY, SUITE 3600, TORONTO-DOMINION
        CENTRE, TORONTO, ONTARIO  M5K 1N6

      TRANSFER AGENT & REGISTRAR: CIBC MELLON TRUST COMPANY, 320 BAY STREET,
        P.O. BOX 1, TORONTO, ONTARIO  M5H 4A1

      FANTOM-REGISTERED TRADEMARK-, FURY-REGISTERED TRADEMARK-,
        THUNDER-REGISTERED TRADEMARK-, LIGHTNING-REGISTERED TRADEMARK-, CYCLONE XT AND STAIRHUGGER ARE TRADEMARKS OF FANTOM TECHNOLOGIES INC.

   ANNUAL SHAREHOLDERS MEETING

      October 22, 1998, Knightsbridge Room, The King Edward Hotel, 37 King St. East, Toronto, Ontario at 11:00 a.m.

                               FANTOM -Registered Trademark-  '98

HEAD OFFICE: 1110 Hansler Road, P.O. Box 1004, Welland, Ontario, Canada  L3B 5S1
Tel: (905) 734-7476  Fax: (905) 734-9955  www.fantom.com  Toronto Stock
Exchange: FTM  NASDAQ: FTMTF